CONTACT:

Ronald W. Hasek
(412) 456-4459

                                              FOR IMMEDIATE RELEASE

   PITTSBURGH, PA  April 22, 2003. . . . . Ampco-Pittsburgh
Corporation had sales of $49,679,000 for the three months ended March 31, 2003 against $54,698,000 for the three months ended March 31, 2002. Net income was $197,000 or $0.02 per share for the first quarter 2003 in comparison to a net loss of $(1,675,000) or $(0.17) per share for the first quarter of 2002 which included an after-tax charge of $2,894,000 or $0.30 per share for the write off of goodwill specific to the Plastics Processing Machinery segment. Income from operations approximated $771,000 for the three months ended March 31, 2003 against $2,437,000 for the first quarter 2002.

   The forged and cast rolls segment on approximately level shipments suffered from poor margins impacted by escalation in natural gas, steel scrap and other costs. The expense reduction efforts of the small plastics processing machinery segment eliminated losses and had a modest but positive impact on operating income. However, as anticipated, the air and liquid processing segment experienced a dramatic fall in both sales and earnings resulting from lack of demand from power generation equipment customers and a reduction in construction spending. The segment was also impacted by legal costs for case management and insurance recovery related to lawsuits in connection with asbestos containing products manufactured decades ago.

   It is expected that results of the Corporation will continue to lag throughout 2003. A significant increase in capital spending levels and a strengthening of the global economy are a prerequisite to improved earnings.




                           #  #  #  #  #


                       AMPCO-PITTSBURGH CORPORATION

                             FINANCIAL SUMMARY



                                           Three Months Ended March 31,
                                                2003           2002


Sales                                      $ 49,679,000  $  54,698,000


Income from operations                          771,000      2,437,000
Other expense - net                            (245,000)      (246,000)

Income before income taxes                      526,000      2,191,000
Income tax provision                            329,000        972,000


Net income before cumulative effect of
 change in accounting for goodwill              197,000      1,219,000


Cumulative effect of change in accounting
 for goodwill, net of income taxes
 of $1,558,000                                        -     (2,894,000)


Net income (loss)                          $    197,000  $  (1,675,000)


Basic and diluted earnings per share:
  Net income before cumulative effect
   of change in accounting for goodwill   $        0.02  $        0.13

  Cumulative effect of change in accounting
   for goodwill                           $           -  $       (0.30)

  Net income (loss)                       $        0.02  $       (0.17)